07004510

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC MAIL PROCESSING RECEIVED
FEB 2 8 2007
WASH, DC 213 SECTION

Annual Audited Report Form X-17A-5 Part III	Facing Page Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-30177

Report For the Period Beginning January 1, 2006 (MM/DD/YY) **and Ending** December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:

McDonald Investments Inc.

Official Use Only
34-1391952
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

McDonald Investment Center, 800 Superior Avenue
(No. and Street)

Cleveland	Ohio	44114
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Mr. Robert D. Moran, Chief Financial Officer (216) 563-2006
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name—if individual, state, last, first, middle name)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	**Number and Street**	**City**	**State**	**(Zip Code)**

Check One:

- [✓] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in U.S. or any of its possessions.**

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, **Robert D. Moran** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **McDonald Investments Inc.** as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

Robert D. Moran

Signature

Chief Financial Officer

Title

DEBORAH SCHENK
Notary Public, State of Ohio
My Commission Expires Sept. 19, 2010

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Annual Audit Report

For the period from January 1, 2006 to December 31, 2006

McDonald Investments Inc.
(Name of Respondent)

McDonald Investment Center

800 Superior Avenue

Cleveland, Ohio 44114

(Address of principal executive office)

Mr. Robert D. Moran
Chief Financial Officer
McDonald Investments Inc.

McDonald Investment Center

800 Superior Avenue
Cleveland, Ohio 44114
Telephone No. (216) 563-2006

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Financial Statements and Schedules

McDonald Investments Inc.

December 31, 2006

The following financial statements and schedules of McDonald Investments Inc. are submitted herewith:

Statement of Financial Condition – December 31, 2006

Statement of Income – Year Ended December 31, 2006

Statement of Changes in Stockholder's Equity – Year Ended December 31, 2006

Statement of Cash Flows – Year Ended December 31, 2006

Notes to Financial Statements

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Schedule IV – Reconciliation of Computation of Net Capital Pursuant to Rule 17a-5(d)(4)

Schedule V – Reconciliation of Computation for Determination of Reserve Requirements Pursuant to Rule 17a-5(d)(4)

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
McDonald Investments Inc.

We have audited the accompanying statement of financial condition of McDonald Investments Inc. (the Company) as of December 31, 2006, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDonald Investments Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP
/s/ Ernst & Young

February 20, 2007

McDonald Investments Inc.

Statement of Financial Condition

December 31, 2006
(In Thousands)

Assets	
Cash and cash equivalents	$ 98,780
Receivable from customers	118,733
Receivable from brokers and dealers	125,115
Securities purchased under agreements to resell	259,997
Securities owned:	
Marketable, at market value	734,954
Not readily marketable, at estimated fair value	18,826
Receivable from affiliates	1,602
Other receivables	6,574
Memberships in exchanges, at cost (market value $22)	16
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $83,878	12,208
Other investments	3,333
Other assets	37,179
	$1,417,317
Liabilities and stockholder's equity	
Liabilities:	
Short-term borrowings	$ 79,335
Payable to customers	98,351
Payable to brokers and dealers	97,799
Securities sold under agreements to repurchase	397,881
Securities sold, but not yet purchased	311,168
Accrued compensation	53,762
Accounts payable, accrued expenses and other liabilities	51,778
	1,090,074
Stockholder's equity:	
Preferred stock, without par value; authorized 500 shares; none issued	–
Common stock, stated value $4.00 per share; 250 shares authorized, issued, and outstanding	1
Additional paid-in capital	239,204
Retained earnings	88,038
	327,243
	$1,417,317

See notes to financial statements.

McDonald Investments Inc.

Statement of Income

Year Ended December 31, 2006
(In Thousands)

Revenues	
Commissions	$ 89,253
Principal transactions	94,309
Underwriting and investment banking	111,573
Investment management fees	54,432
Interest and dividends	41,768
Other	40,033
	431,368
Expenses	
Employee compensation and benefits	217,016
Interest	20,516
Communications	16,746
Occupancy and equipment	63,460
Promotion and development	15,062
Floor brokerage and clearance	3,699
Taxes, other than income taxes	10,348
Management fee paid to affiliate	16,890
Other operating expenses	12,135
	375,872
Income before income taxes	55,496
Provision for income taxes:	
Federal:	
Current	16,849
Deferred	2,118
State and local	2,220
	21,187
Net income	$ 34,309

See notes to financial statements.

McDonald Investments Inc.

Statement of Changes in Stockholder's Equity

(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2006	$ 1	$ 239,204	$ 64,729	$ 303,934
Cash dividend to Parent	–	–	(11,000)	(11,000)
Net income	–	–	34,309	34,309
Balance at December 31, 2006	$ 1	$ 239,204	$ 88,038	$ 327,243

See notes to financial statements.

McDonald Investments Inc.

Statement of Cash Flows

Year Ended December 31, 2006
(In Thousands)

Operating activities	
Net income	$ 34,309
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	10,695
Deferred compensation	188
Deferred income taxes	2,332
Changes in operating assets and liabilities:	
Decrease in receivable from customers	82,525
Increase in receivable from brokers and dealers	(62,357)
Increase in securities owned	(72,280)
Decrease in other receivables	2,537
Increase in other assets	(522)
Increase in payable to customers	2,759
Increase in payable to brokers and dealers	76,829
Increase in securities sold, but not yet purchased	11,341
Increase in accrued compensation	4,344
Decrease in accounts payable, accrued expenses and other liabilities	(1,735)
Net cash provided by operating activities	90,965
Investing activities	
Net increase in furniture, equipment and leasehold improvements	(1,748)
Net increase in investments	1,163
Net cash used for investing activities	(585)
Financing activities	
Decrease in securities purchased under agreements to resell	33,194
Increase in short-term borrowings	9,035
Decrease in securities sold under agreements to repurchase	(91,634)
Increase in receivables from affiliates	6,935
Dividend paid to Parent	(11,000)
Net cash used for financing activities	(53,470)
Increase in cash and cash equivalents	36,910
Cash and cash equivalents at beginning of fiscal year	61,870
Cash and cash equivalents at end of fiscal year	$ 98,780

See notes to financial statements.

1. Significant Accounting Policies

McDonald Investments Inc. (the Company) is a wholly owned subsidiary of KeyCorp (the Parent).

The Company is engaged in the business of a securities broker and dealer, which is comprised of several classes of service, such as underwriting and investment banking, principal and agency transactions, and investment advisory services.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of the short-term nature of the financial instrument, approximate current fair value.

Securities transactions and related commission revenue and expense are recorded on a settlement date basis. No material differences resulted from recognizing securities related revenue and expenses on a settlement date basis, rather than on a trade date basis.

Cash and cash equivalents represent cash in banks and excess cash invested with banks overnight in short-term instruments.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the statement of financial condition.

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain possession of collateral. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral where deemed appropriate. Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Securities borrowed of $6,761 which is included in receivable from brokers and dealers and securities loaned of $52 which is included in payable to brokers and dealers are both carried at the amounts of cash collateral advanced and received in connection with these transactions.

1. Significant Accounting Policies (continued)

Securities owned and securities sold, but not yet purchased are carried at estimated fair value, and unrealized gains and losses are included in revenues from principal transactions. Fair value is generally based on quoted market prices or dealer price quotations. Other valuation models and estimates may be used where market or dealer prices are unavailable.

Investment banking revenue (other than underwriting revenue) and investment management fees are recorded as the income is earned and the related services are performed. Underwriting revenue is recorded upon completion of the underwriting.

Reimbursements received for out-of-pocket expenses incurred by the Company on behalf of outside parties are netted against the expense incurred.

Furniture and equipment are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter.

The excess of the purchase price over net identifiable assets acquired (goodwill) is $6,086 at December 31, 2006, and is included in other assets. Goodwill is not subject to amortization but is subject to impairment testing, which must be conducted at least annually. No impairment was recognized in 2006.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(In Thousands)

2. Securities Owned and Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2006, consist of the following:

	Securities Owned, at Market Value	Securities Sold, But Not Yet Purchased
Securities:		
U.S. and Canadian government obligations	$ 412,893	$ 263,208
Corporate obligations	210,773	47,058
State and municipal government obligations	94,253	93
Stocks and warrants	13,017	803
Banker's acceptances, certificates of deposit and commercial paper	4,018	6
	$ 734,954	$ 311,168

Securities not readily marketable include securities for which there is no market on a national securities exchange or no independent publicly quoted market or are in default or securities that cannot be offered for sale because of restrictions on the sale of those securities. At December 31, 2006, these securities at estimated fair value consist of the following:

Corporate obligations	$ 2,354
Municipal obligations	4,364
Stocks	12,108
	$ 18,826

Stocks of $12,108 include 139 shares of NYX Group Inc. with a fair value of $11,905 which the Company received in 2006 in exchange for its five memberships held in the New York Stock Exchange prior to its reorganization as a publicly held company. Sale restrictions on 8 shares expire in March 2008 and the restrictions on 131 shares expire in March 2009.

(In Thousands)

3. Short-Term Borrowings

The Company enters into unsecured borrowings with the Parent and other banks under renewable lines of credit. At December 31, 2006, the Company had ongoing credit arrangements of $1,700,000 with the Parent and $230,000 with third party financial institutions. Interest on these lines of credit is based on prevailing short-term market rates. At December 31, 2006, the Company had outstanding unsecured borrowings of $66,000 with the Parent under these lines of credit at an interest rate of 5.35%.

Securities sold under agreements to repurchase bear interest at rates ranging from 4.25% to 5.46% and are collateralized by firm-owned securities with a market value of $404,924 at December 31, 2006.

Total interest paid in 2006 on short-term borrowings was $20,530.

4. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates.

The Parent and affiliated companies provide certain support services to the Company. Such services include legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2006 were:

Occupancy and equipment	$ 11,904
Processing charges	25,847
Management fee	16,890

The Company provided clearing and execution services to Key Investment Services LLC (KIS), an affiliated company, under a clearing agreement between KIS and the Company. The Company was paid $2,068 for these services in 2006.

The Company has entered into certain revenue sharing agreements with several lines of businesses of affiliates. Revenues from affiliates for 2006 were $40,748 from these agreements.

(In Thousands)

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis.

The difference between the income tax expense and the amount computed by applying the statutory federal tax rate of 35% to income before taxes is the following:

Expected income tax expense at U.S. statutory tax rate	$ 19,424
Disallowed meals and entertainment	692
State taxes, net of federal benefit	1,393
Tax exempt interest	(399)
Other	77
Income tax expense	$ 21,187

The deferred income tax expense (benefit) for the year ended December 31, 2006, consists of the following:

Employee compensation accruals	$ (3,500)
Litigation and other reserves	(102)
Accrued separation	(2,522)
Depreciation and amortization	(1106)
Sale of exchange memberships	3,039
Other	644
Total deferred tax expense	$ (3,547)

(In Thousands)

5. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities (classified in other assets) as of December 31, 2006, are as follows:

Deferred tax assets:	
Employee compensation accruals	$ 8,481
Litigation and other reserves	854
Accrued separation	2,350
Depreciation	3,195
Total deferred tax assets	14,880
Deferred tax liabilities:	
State taxes	519
Purchase accounting	1,580
Sale of exchange memberships	3,039
Other	1,953
Total deferred tax liabilities	7,091
Net deferred tax assets	$ 7,789

Total income taxes paid to the Parent were $30,446 for the year ended December 31, 2006.

6. Commitments and Contingencies

Litigation

The Company is a defendant in various lawsuits incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. The effect of the outcome of these matters on the Company's future results of operations cannot be predicted because any such effect depends on future results of operations and the amount and timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the financial position of the Company.

(In Thousands)

6. Commitments and Contingencies (continued)

Obligations Under Noncancelable Leases

Aggregate commitments under operating leases for office space and equipment in effect as of December 31, 2006, with initial or remaining noncancelable lease terms in excess of one year are approximately $29,405 payable as follows: 2007 – $10,293; 2008 – $9,184; 2009 – $4,697; 2010 – $2,735; 2011 – $1,396 and thereafter - $1,100. Certain of these leases have escalation clauses based on certain increases in costs incurred by the lessor and renewal options. Rental expense and sublease rental income amounted to $10,731 and $917, respectively, for the year ended December 31, 2006.

Guarantees

The Company, on behalf of an affiliated limited partnership, has pledged and deposited $1,419 into escrow accounts as collateral for three equity bridge loans with a state housing agency to secure loans between the state housing agency and the borrower in which the affiliated limited partnership has an interest. The Company maintains collateral to indebtedness of the borrower equal to or greater than 100% as defined. Excess collateral may be returned to the Company as payments are made by the borrower on the loan. The equity bridge loans are due in June 2010.

Loan Commitment

In December 2006, the Company entered into a bridge loan commitment with a third party that obligated the Company to fund an unsecured, one year loan up to $90 million at a rate of interest per annum equal to the three month LIBOR in effect from time to time plus an applicable margin as defined in the agreement. The third party was able to secure certain permanent financing prior to the expected bridge loan funding date of February 15, 2007 and the commitment expired.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission and the net capital rules of the New York Stock Exchange, Inc. (the Exchange), of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule which requires that the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit balances arising from customer transactions, as defined. The Exchange may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital and aggregate debit balances change from day to day. At December 31, 2006, the Company's net capital under the Rule was $126,457 or 87% of aggregate debit balances, and $123,565 in excess of the minimum required net capital.

8. Financial Instruments With Off-Balance Sheet and Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and margin accounts for its customers located throughout the United States, but primarily in the Midwest.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices change, as the Company may be obligated to cover such positions at a loss. The Company enters into short positions in United States government bonds in order to manage the interest rate risk related to trading positions in corporate bonds, mortgage-backed securities and United States government securities. The Company enters into short positions in corporate stocks in the ordinary course of operation related to its NASDAQ trading activities.

8. Financial Instruments With Off-Balance Sheet and Credit Risk (continued)

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' or contra parties' abilities to satisfy their obligations to the Company. The Company monitors concentrations of credit risk on both an individual and group counterparty basis and seeks to limit the risk through consideration of numerous factors, including the financial strength of counterparties and industry segments, reviewing the size of positions or commitments, and analyzing the expected duration of positions. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

9. Derivative Financial Instruments

A derivative instrument is a contract whose value is based on the performance of an underlying financial asset, index, or other investment. The Company enters into derivative contracts, including exchange-traded futures and options on futures, in the normal course of business to manage exposure for loss due to market risk. Market risk is the potential for changes in the value of the instrument due to changes in market conditions. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

Derivative instruments are generally based on notional values that are used to determine future cash flows to be exchanged. Derivative financial instruments are carried at fair market value and are included in securities owned and securities sold, but not yet purchased on the Statement of Financial Condition. Net gains and losses on derivative transactions are recorded in principal transactions on the Statement of Income. Exchange-traded derivatives are valued based on quoted market prices.

In addition, the Company enters into other contractual commitments that include securities transactions on a TBA (To be Announced) basis. TBA transactions represent forward contracts pertaining to undefined pools of mortgages, including collateralized mortgage obligations (CMO's), which give the Company the right to receive or obligation to deliver mortgage securities in the future. At December 31, 2006, the fair value of the Company's commitment to purchase and sell under these contracts was $51,372 and $167,444, respectively. Mortgage securities purchased or sold as a result of fulfilling these commitments are recorded on settlement date.

(In Thousands)

10. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent which permits eligible employees to contribute 1% to 25% of eligible compensation with up to 6% being eligible for matching contributions in the form of KeyCorp common shares. For the year ended December 31, 2006, the Company's contribution expense was $6,981.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under a noncontributory pension plan, group medical and dental plans, and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the

Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2006, the Company's allocated costs were $13,214.

11. Subsequent Events

On February 9, 2007, the Company completed a sale of its retail branch network to UBS Financial Services Inc. (UBS), a subsidiary of UBS AG. The net cash consideration was $199 million and the resulting gain on sale is expected to be approximately $191 million. In addition, UBS acquired certain net customer balances of $57 million by a cash payment to the Company on February 12, 2007.

The Company is currently evaluating the disposition of the excess cash generated by the above sale transaction and may declare a dividend to its Parent of all or a portion of the excess cash during 2007.

The Company will continue to provide clearing services to KIS and investment banking services, debt and equity capital markets products and services, public finance products and services and equity research to institutional clients. During the first quarter of 2007, the Company expects to change its name to KeyBanc Capital Markets Inc.

Supplementary Information

Pursuant To Rule 17a-5 of

The Securities Exchange Act of 1934

December 31, 2006

McDonald Investments Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006
(In Thousands)

Net capital		
Total stockholder's equity from statement of financial condition		$ 327,243
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivable from customers	353	
Securities owned not readily marketable	18,826	
Memberships in exchanges	16	
Investment in and receivables from affiliates and associated partnerships	6,365	
Furniture, equipment and leasehold improvements	12,208	
Other receivables	16,234	
Other assets	15,285	
		69,287
Additional charges for customers' and noncustomers' security accounts	2,127	
Aged fails-to-deliver	206	
Other deductions and/or charges	1,395	
		3,728
		73,015
Net capital before haircuts on security positions		254,228
Haircuts on security positions:		
Contractual security commitments	95,047	
Trading and investment securities:		
Money market instruments	9	
U.S. and Canadian government obligations	9,087	
State and municipal obligations	5,967	
Corporate obligations	13,561	
Corporate stocks	2,836	
Undue Concentration	1,264	
		127,771
Net capital		$ 126,457

McDonald Investments Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

(In Thousands)

Computation of alternative net capital requirement	
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2005	$ 2,892
Excess net capital	$ 123,565
Percentage of net capital to aggregate debit items	87%
Net capital in excess of	
4% of aggregate debit items	$ 120,673
5% of aggregate debit items	$ 119,226

McDonald Investments Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2006
(In Thousands)

Credit items	
Free credit balances and other credit balances in customers' security accounts	$169,669
Monies payable against customers' securities loaned	52
Customers' securities failed-to-receive	3,662
Credit balances in firm accounts which are attributable to principal sales to customers	329
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days	15
Market value of short securities and credits in all suspense accounts over seven business days	143
Other	13
Total credits	173,883
Debit items	
Debit balances in customers' cash and margin accounts	118,332
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	5,420
Failed to deliver of customers' securities not older than thirty calendar days	541
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	20,317
Aggregate debit items	144,610
Less 3%	4,338
Total debits	140,272
Excess of total credits over total debits	$ (33,611)
Amount on deposit in Reserve Bank Account	$ 36,500

McDonald Investments Inc.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2006
(In Thousands, Except Number of Items)

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2005 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	–
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2006, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 261
A. Number of items.	11

McDonald Investments Inc.

Schedule IV

Reconciliation of Computation of Net Capital
Pursuant to Rule 17a-5(d)(4)

December 31, 2006

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in these financial statements and the net capital and aggregate debit items reported in the Company's December 31, 2006 unaudited Form X-17 a-5, Part II.

McDonald Investments Inc.

Schedule V

Reconciliation of Computation for Determination of Reserve Requirements Pursuant to Rule 17a-5(d)(4)

December 31, 2006

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in these financial statements and the excess of total debits over total credits reported in the Company's December 31, 2006 unaudited Form X-17a-5, Part II.

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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
McDonald Investments Inc.

In planning and performing our audit of the financial statements of McDonald Investments Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2007

END